



12061257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

APR 13 2012

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Bornhoft Group Securities Corporation~~ EQUINOX GROUP DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2500
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner 303-648-4849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/13

OATH OR AFFIRMATION

I, Karen Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bornhoft Group Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title



Notary Public


MARY C. SARNO
NOTARY PUBLIC
MY COMMISSION EXPIRES
STATE OF COLORADO

7/23/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bornhoft Group Securities Corporation

Statement of Financial Condition
December 31, 2011



Bornhoft Group Securities Corporation

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 15a-5(d) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Board of Directors of
Bornhoft Group Securities Corporation
Denver, Colorado

We have audited the accompanying statement of financial condition of Bornhoft Group Securities Corporation (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bornhoft Group Securities Corporation as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 27, 2012

Bornhoft Group Securities Corporation

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash	$	646,868
Prepaid expenses		95,927
Furniture, fixtures and equipment (net of accumulated depreciation of $10,011)		35,574
Total assets	$	778,369
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued liabilities	$	482,369
Total liabilities		482,369
COMMITMENTS CONTINGNECIES (Note 6)		
SHAREHOLDER'S EQUITY		
Common stock, no par value; 1,000,000 shares authorized, issued and outstanding		-
Additional paid-in capital		575,622
Accumulated deficit		(279,622)
Total shareholder's equity		296,000
Total liabilities and shareholder's equity	$	778,369

See Notes to Statement of Financial Condition.

Note 1. Organization

Bornhoft Group Securities Corporation (the Company) is a Colorado corporation formed on February 11, 1988. The Company conducts business as an approved registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing trusts and limited partnership interests in public and private commodity pools and investment partnerships for which an entity affiliated with the Company, through common ownership, serves as the Managing Owner or General Partner. In addition, the Company markets mutual funds in which an affiliated entity serves as the General Partner.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial conditions, results of operations and cash flows. References to generally accepted accounting principles (GAAP) in the footnotes are to the FASB Accounting Standards Codification, referred to as ASC or the Codification.

Cash and cash equivalents: The Company considers all cash investments with a maturity date at purchase of three months or less to be cash equivalents.

Wholesaling fees: All wholesaling activities are performed for the Frontier Funds and Mutual Hedge Frontier Legends Fund which are managed by a related party.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing agreement: The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, fixtures and equipment: Furniture, fixtures and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight line method, based on estimated useful lives of five years.

Income taxes: The Company, with the consent of its shareholder, has elected to be taxed under a section of the federal and state income tax laws, which provide that, in lieu of the corporation income taxes, the shareholder separately accounts for his pro rata share of the Company's items of income, deduction, losses and credits. Therefore, these financial statements do not include any provision (benefit) for corporation income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax provisions have met the recognition threshold and have measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no uncertain tax positions that are required to be reported as a liability. The Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2008.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $164,499, which was $132,341 in excess of its required net capital of $32,158. The Company's ratio of aggregate indebtedness to net capital was 2.9 to 1.

Note 4. Lease

The Company leases office space in Yardley, Pennsylvania and shares leased office space in Princeton, New Jersey with a related party. The leases are non-cancelable operating leases and expire during 2012 and 2018, respectively. The Company has entered into an expense sharing agreement with the related party for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 16.95% of the monthly rental payments to be made in accordance with the lease terms. The Company's obligation for future minimum lease payments, under the above leases is summarized as follows:

Year ending December 31:	
2012	$ 31,465
2013	31,740
2014	43,908
2015	51,590
2016	53,137
Thereafter	100,606
Total	$ 312,446

Note 5. Related Party Transactions

The shareholder of the Company also owns a controlling interest in The Bornhoft Group Corporation (TBG) which shares office space and administrative personnel with the Company. This same shareholder also holds an interest in Equinox, the adviser to all funds marketed by the Company. As of December 31, 2011, the Company had no outstanding receivables or payables with related parties.

Note 6. Commitments and Contingencies

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

Note 7. Subsequent Events

Subsequent to year end, the main shareholder sold its interest in the Company to Equinox Financial Group, LLC subject to FINRA approval. The entity will continue operations in the same manner as previously conducted under the name Equinox Group Distributors, LLC.